July 19, 2018

Hong Yao
Chairman of the Board and Chief Executive Officer
Weidai Ltd.
50/F West Building, Fortune Finance Center
No. 33 Jiefang East Road
Jianggan District, Hangzhou
Zhejiang Province
The People's Republic of China

       Re:      Weidai Ltd.
                Amendment No. 1 to
                Draft Registration Statement on Form F-1
                Submitted July 6, 2018
                CIK No. 0001734902

Dear Mr. Yao:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Risks Related to Our Business and our Industry

(v) The operations of our online microcredit company are exposed to regulatory uncertainties
(page 15)

1. We note your response to bullet one of comment 9; however, the revised disclosure on page 16 is still unclear to us. Please clarify for us, and revise your disclosures to explain, the business implications of Fuzhou Online Microcredit's ("Fuzhou") operating certificate being suspended. Your explanation and, where appropriate, revisions should address, for example:
 Hong Yao
Weidai Ltd.
July 19, 2018
Page 2

           whether the establishment approval, business license and operating certificate are separate items;
           whether Fuzhou obtained an operating certificate or whether it was in the process of applying for one when approvals were suspended;
           whether Fuzhou can continue its normal operations while its operating certificate is suspended or while it waits to obtain one; and whether the certificate is suspended because of specific rectification items that
           Fuzhou must address.

Transactions with Certain Other Members of Our Management ..., page 163

2. Please file the purchase agreement for the acquisition of Rymo Technology Industry
        Limited ("Rymo") and disclose here the material terms of the acquisition. In addition, disclose Rymo's assets, liabilities, equity and Net Income (Loss) at December 31, 2017 and at the latest practicable date.

Our Transaction Process

Step 1: Initial Consultation and Credit Assessment, page 122

3. We note your response to comment 35 and the revised disclosures at the top of page 130.
        We also note, based on your revisions, that the eight-level credit rating assessment process described on page 123 was only in place beginning March 13, 2018. Please address the items below.
         To make the graph on page 130 more useful, revise your disclosures to include a description of the historical five-level credit rating assessment process.
         Explain the differences and quantify the impact, if any, the changes had on your related allowance. Revise disclosures as needed.
         Tell us how your borrower base was dispersed among your new credit score categories as of June 30, 2018.

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Acquired Non-Performing Loans, page F-17

4. We note your disclosure here and on page 86 that acquired non-performing loans are acquired primarily for the rewards associated with the ownership of the collateral and that they are placed on non-accrual status. We also note your response to comment 24 that you do not own any repossessed assets as of year-end 2016 and 2017. Please address the items below, and revise your disclosures as needed.
 Hong Yao
Weidai Ltd.
July 19, 2018
Page 3

           Tell us in more detail how your treatment of acquired non-performing loans is consistent with ASC 310-30. Your response should include a discussion of how you considered accretion and the necessity of related disclosures. Explain how you reached the conclusion that your acquired non-performing loans are
           acquired primarily for the rewards of ownership.

Guarantee Liabilities, page F-18

5. We note your response to comment 43. To the extent that you are required to purchase a material amount of loans going forward, please include this information in your filings.

        You may contact Cara Lubit, Staff Accountant at (202) 551-5909 or Hugh West,
Accounting Branch Chief at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall, Staff Attorney at (202) 551-
3234 or me at (202) 551-3434 with any other questions.



                                                            Sincerely,

                                                            /s/ Michael
Clampitt

                                                            Michael Clampitt
                                                            Senior Staff
Attorney
                                                            Office of Financial
Services